UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES ACT OF 1933

INTERNATIONAL MONEY EXPRESS, INC.
(Name of Subject Person and Filing Person (Issuer)

Warrants to Purchase Common Stock
(Title of Class of Securities)

46005L119
(CUSIP Number of Class of Securities)

Robert Lisy
Chief Executive Officer and President
International Money Express, Inc.
9480 South Dixie Highway
Miami, Florida 33156
(305) 671-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Richard A. Denmon, Esq.
Carlton Fields, P.A.
Corporate Center Three
4221 W. Boy Scout Boulevard
Tampa, Florida 33607
Phone:  (813) 223-7000
Fax: (813) 229-4133

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$23,743,997	$2,877,77

(1)
The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. International Money Express, Inc. (the “Company”) is offering holders of all 8,959,999 warrants of the Company (representing 8,749,999 Public Warrants and 210,000 Private Warrants (each as defined below), collectively the “Warrants”) outstanding, as of March 25, 2019, an opportunity to exchange such Warrants and receive a combination of 0.201 shares of common stock, par value $0.0001 per share, of the Company and $1.12 in cash, without interest, for each Warrant tendered. The transaction value was determined by using the average of the high and low prices of the Public Warrants of the Company as reported on the OTC Pink marketplace maintained by OTC Markets Group, Inc. on March 25, 2019, which was $2.65.

(2)
The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,387.94	Filing Party: International Money Express, Inc.
Form or Registration No.: Form: S-4 (Registration No. 333-xxxxxx)	Date Filed: March 28, 2019
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by International Money Express, Inc. (“Intermex,” the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive a combination of  0.201 shares of the common stock, par value $0.0001 per share, of the Company and $1.12 in cash, without interest, in exchange for every outstanding Warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”).  The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated March 28, 2019 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents from holders of the Warrants to amend (the “Warrant Amendment”)  the Warrant Agreement, dated as of January 19, 2017, by and between the Company and Continental Stock Transfer & Trust Company  (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to require that each outstanding Warrant be converted into a combination of 0.181 shares of our Common Stock and $1.00 in cash, without interest (the “Conversion Consideration”), which Conversion Consideration is approximately 10% less than the Exchange Consideration applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Warrants is required to approve the Warrant Amendment, with the Public Warrant holders and Private Warrant holders voting together. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 65% of the then outstanding Warrants. You may not consent to the Warrant Amendment without tendering your Warrants in the Offer and you may not tender your Warrants without consenting to the Warrant Amendment.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1.  Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)          Name and Address.  The name of the issuer is International Money Express, Inc. The Company’s principal executive offices are located at 9480 South Dixie Highway, Miami, Florida 33156, and its telephone number at such offices is 1- 305- 671-8000.

(b)          Securities.  The subject securities include:

(i)
the Company’s publicly traded warrants to purchase our Common Stock, which were originally issued as warrants to purchase the Common Stock of the Company, formerly known as FinTech Acquisition Corp. II (“FinTech”), in connection with the initial public offering of FinTech’s securities on January 25, 2017 (the “FinTech IPO”), which entitle such warrant holders to purchase one share of Common Stock at an exercise price of $11.50, subject to adjustments, referred to as the “Public Warrants,” and

(ii)
certain of the Company’s warrants to purchase shares of Common Stock that were privately issued in connection with the FinTech IPO based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), referred to as the “Private Warrants.” The Private Warrants entitle the holders to purchase one share of Common Stock for a purchase price of $11.50, subject to adjustments. The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable on a cashless basis and are not redeemable by us, in each case so long as they are still held by the initial holders or their permitted assigns.

The Public Warrants and Private Warrants are referred to collectively as the “Warrants.”  As of March 25, 2019, there were an aggregate of 8,749,999 Public Warrants and 210,000 Private Warrants outstanding.

(c)          Trading Market and Price.  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)          Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of March  25, 2019  are listed in the table below.

Name	Position

Robert Lisy	Chief Executive Officer, President and Chairman of the Board of Directors
Tony Lauro II	Chief Financial Officer
Randy Nilsen	Chief Sales Officer
Eduardo Azcarate	Chief Business Development Officer
Jose Perez-Villarreal	Chief Administrative and Compliance Officer, and Secretary
William Velez	Chief Information Officer
Adam Godfrey	Director
Kurt Holstein	Director
Robert Jahn	Director
Stephen Paul	Director
Michael Purcell	Director
John Rincon	Director
Justin Wender	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)          Material Terms.  The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)          Purchases.  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others,” and “The Offer and Consent Solicitation—Transactions and Agreements Concerning Our Securities” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)          Agreements Involving the Subject Company’s Securities.  The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Transactions and Agreements Concerning Our Securities,” “Certain Relationships and Related Person Transactions,” and “Description of Capital Stock” is incorporated herein by reference.

Item 6.  Purposes of the Transactions and Plans or Proposals.

(a)          Purposes.  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)          Use of Securities Acquired.  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)          Plans.  Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation,” “Business,” “Certain Relationships and Related Person Transactions,” and “Description of Capital Stock” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Stock Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)          Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled  “The Offer and Consent Solicitation—Source and Amount of Funds” is incorporated herein by reference.

(b)          Conditions. Not applicable.

(c)          Borrowed Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled  “The Offer and Consent Solicitation—Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject

(a)          Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)          Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets

(a)          Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of the Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)          Financial Information. The financial statements and other financial information of the Company listed below are incorporated by reference into this Schedule TO as indicated below. Reference to page numbers refer to the corresponding page of the Prospectus/Offer to Exchange.   The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11.  Additional Information.

(a)          Agreements, Regulatory Requirements and Legal Proceedings.

(1)          The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings,” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2)          The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c)          Not applicable.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(l)(A)
Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated March 28, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37986) filed by the Company on March 28, 2019).

(b)(1)
Credit Agreement, dated November 7, 2018, by and among Intermex Wire Transfer, LLC, Intermex Holdings, Inc., International Money Express, Inc., International Money Express Sub 2, LLC, each Guarantor, and KeyBank National Association, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on filed on November 8, 2018).

(b)(2)
Amendment No. 1, dated as of December 7, 2018 to the Credit by and among Intermex Wire Transfer, LLC, Intermex Holdings, Inc., International Money Express, Inc., International Money Express Sub 2, LLC, each Guarantor, and KeyBank National Association, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on filed on December 10, 2018).

(d)(i)
Second Amended and Restated Certificate of Incorporation of the Company, dated July 26, 2018 (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(ii)
Second Amended and Restated Bylaws of the Company, effective as of July 26, 2018 (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

d)(iii)
Warrant Agreement, dated January 19, 2017, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(iv)
Shareholders Agreement, dated July 26, 2018, between the Company and the stockholders of the Company signatory thereto (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(v)
Shareholders Agreement Amendment, dated as of December 12, 2018, by and among FinTech Investor Holdings II, LLC, the Company and SPC Intermex Representative LLC. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K on filed on December 14, 2018).

(d)(vi)
Registration Rights Agreement, dated July 26, 2018, by and among FinTech Acquisition Corp. II, SPC Investors, Minority Investors and Additional Investors (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(vii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(viii)
International Money Express, Inc. 2018 Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.3(a) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(ix)	Form of Director RSU Agreement (incorporated by reference to Exhibit 10.3(b) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(x)	Form of Incentive Stock Option Award (incorporated by reference to Exhibit 10.4(a) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xi)	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.4(b) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xii)	Form of Restricted Stock Award (Director) (incorporated by reference to Exhibit 10.4(d) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xiii)
Form of Restricted Stock Award (Executive Officer) (incorporated by reference to Exhibit 10.4(e) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xiv)
Form of Nonqualified Stock Option Agreement (Robert Lisy) (incorporated by reference to Exhibit 10.4(f) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(v)
Amended and Restated Employment Agreement by and between Robert Lisy and Intermex Holdings, Inc. dated as of December 19, 2017 (incorporated by reference to Exhibit 10.5(a) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(vi)
Amended and Restated Employment Agreement by and between Darrell Ebbert and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(b) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(vii)
Employment Agreement by and between Eduardo Azcarate and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(c) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(viii)
Amended and Restated Employment Agreement by and between Jose Perez-Villarreal and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(d) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(ix)
Employment Agreement by and between Randy Nilsen and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(e) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(x)
Employment Agreement by and between William Velez and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(f) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xi)
Employment, Transition and Separation Agreement by and between Darrell Ebbert and Intermex Holdings, Inc., dated as of March 10, 2018 (incorporated by reference to Exhibit 10.5(g) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xii)
Employment Agreement, by and between Tony Lauro II and Intermex Holdings, Inc., dated as of October 22, 2018 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on filed on October 26, 2018).

(h)
Opinion of Carlton Fields, P.A. regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).